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                                               Filed Pursuant to Rule 424(b)(3)
                                               Registration No. 333-47630.





                          STORAGE COMPUTER CORPORATION
             SUPPLEMENT NO. 1 TO PROSPECTUS DATED DECEMBER 22, 2000

     This supplement amends certain information contained in our prospectus, dated December 22, 2000, registering for sale 14,790,601 shares of our Common Stock. This supplement is not complete without, and may not be delivered or utilized except in connection with the prospectus, including any amendments or supplements to it.

                              SELLING STOCKHOLDERS

The shares of Common Stock offered by this prospectus may be offered from time to time by the selling stockholders named below. We do not know how long the selling stockholders will hold the shares before selling them and we currently have no agreements, arrangements or understandings with any of the selling stockholders regarding the sale of any of the shares. The following table sets forth the name of each of the selling stockholders, the number of shares beneficially owned by each of the selling stockholders prior to the offering, the number of shares being offered under this prospectus, and the number and percent of shares of our Common Stock beneficially owned by each of the selling stockholders after this offering is completed. Except as set forth in the table below, none of the selling stockholders has had a material relationship with us within the past three years other than as a result of the ownership of our securities. The number of shares in the column "Number of Shares Being Offered" represent all of the shares that each selling stockholder may offer under this prospectus and the following table assumes that all of the shares being registered will be sold. All information contained in the table below is based upon its beneficial ownership as of April 30, 2002, unless otherwise described.

The number of shares set forth for RGC International Investors represents an estimate of the number of shares of Common Stock to be offered by RGC International Investors. The actual number of shares of Common Stock issuable upon conversion of the Series C Preferred Stock and exercise of related warrants is indeterminate, is subject to adjustment, and cannot be predicted by us at this time, and is dependent, among other factors, on the future market price of the Common Stock. The actual number of shares of Common Stock offered by this prospectus, and included in the registration statement of which this prospectus is a part, includes such additional number of shares of Common Stock as may be issued or issuable upon conversion of the Series C Preferred Stock and exercise of related warrants by reason of any stock split, stock dividend or similar transaction involving the Common Stock, in accordance with Rule 416 under the Securities Act. Under the terms the Series C Preferred Stock, if all shares of the Series C Preferred Stock had actually been converted into shares of Common Stock on April 30, 2002, the


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conversion price would have been $5.42(the average of the lowest five closing market prices for the 20 trading days immediately preceding such date). At such conversion price the Series C Preferred Stock would have been converted into approximately 666,654 shares of Common Stock. The warrants issued in connection with the Series C Preferred Stock are exercisable into 181,132 shares of Common Stock relating to Series C Preferred Stock, at a per share exercise price of $21.71.

Unless otherwise indicated, each person has sole investment and voting power with respect to the shares listed in the table, subject to community property laws, where applicable. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares that such person has the right to acquire within 60 days. The number of shares in this table does not accurately represent the present beneficial ownership of RGC International Investors and exceeds the number of shares of Common Stock that RGC International Investors could own beneficially at any given time through its ownership of the Series C and E Preferred Stock and the related warrants. Under the terms of the Series C and E Preferred Stock and the related warrants, the shares of Series C and E Preferred Stock are convertible and the related warrants are exercisable by any holder only to the extent that the number of shares of Common Stock issuable pursuant to such securities, together with the number of shares of Common Stock owned by such holder and its affiliates (but not including shares of Common Stock underlying unconverted shares of Series C and E Preferred Stock or unexercised portions of the warrants) would not exceed 4.9% of the then outstanding Common Stock as determined in accordance with
Section 13(d) of the Exchange Act. In that regard, the beneficial ownership of the Common Stock by RGC International Investors set forth in the table is not determined in accordance with Rule 13d-3 under the Exchange Act.

Percentage ownership is based on 21,018,456 shares of our Common Stock outstanding on April 30, 2002 (which number assumes full conversion of the Series C Preferred Stock and full exercise of related warrants). For purposes of computing the percentage of outstanding shares held by each person or group of persons named below, any security which such person or group of persons has the right to acquire within 60 days is deemed to be outstanding for the purpose of computing the percentage ownership for such person or persons, but is not deemed to be outstanding for the purpose of computing the percentage ownership for any other person or persons. The rate at which the Preferred Shares may be converted into Common Stock and the rate at which dividends payable in cash on the Preferred Shares may be paid in shares of Common Stock vary based on the prevailing market price for our Common Stock and the length of time the Preferred Shares are outstanding before conversion. For purposes of this table, we have assumed that the Preferred Shares will remain outstanding for a period of three years (the maximum period before the Preferred Shares are subject to mandatory conversion into Common Stock), that all dividends and/or required payments on the Preferred Shares will be paid in shares of Common Stock, and that the effective price at which the Preferred Shares and dividends will convert to shares of Common Stock will be $8.6625 with respect to Series A Preferred Shares and $13.41 with respect to Series B Preferred Shares, $1.81 with respect to Series C Preferred Shares and $6.48 with respect to Series E Preferred Shares.

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     The table on page 21 of the prospectus listing the selling stockholders is hereby amended by amending and restating the stockholdings of the stockholder identified below on Schedule 1.

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Schedule 1

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Name of         Shares of        Number of      Shares of        Percent of
Selling         Common Stock     Shares of      Common Stock     Shares of
Stockholder     Beneficially     Common Stock   Beneficially     Common Stock
                Owned Prior      Being          Owned After      Beneficially
                to Offering      Offered        Offering         Owned After
                                                                 Offering
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RGC             3,777,613(1)     2,074,883(2)   1,702,730(3)     8.10%
International
Investors,
LDC
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(1)  Includes (i) 545,323 shares of Common Stock, (ii) 1,712,619 shares of
     Common Stock issuable upon conversion of the remaining 3,100 shares of Series C Preferred Stock (assuming an effective conversion price of $1.81 per share and excluding all accrued premiums); (iii) 362,264 shares of Common Shares issuable upon the exercise of warrants relating to the Series C Preferred Stock; (iv) 385,802 shares of Common Stock issuable conversion of the remaining 2,500 shares of Series E Preferred Stock; and (v) 771,605 shares of Common Stock issuable upon exercise of the warrants relating to the Series E Preferred Shares. No Series D Preferred Stock or related warrants have been issued.

(2) Includes (i) 1,712,619 shares of Common Stock issuable upon conversion of the remaining 3,100 shares of Series C Preferred Stock (assuming an effective conversion price of $1.81 per share and excluding all accrued premiums) and (ii) 362,264 shares of Common Shares issuable upon the exercise of warrants relating to the Series C Preferred Stock.

(3)  Includes (i) 545,323 shares of Common Stock; (ii) 385,802 shares of
     Common Stock issuable conversion of the remaining 2,500 shares of Series E Preferred Stock; and (iii) 771,605 shares of Common Stock issuable upon exercise of the warrants relating to the Series E Preferred Stock.

     Information concerning the selling stockholder is based upon information provided to us by the stockholder. This information may change from time to time and any changed information of which we are apprised will be set forth in future prospectus supplements if and when necessary. In addition, the per share conversion price and therefore the number of shares of Common Stock issuable upon conversion of the Series C Preferred Stock are subject to adjustment based on the market price of the Common Stock. See "Description of Capital Stock-Series C 8% Convertible Stock" in the prospectus. As a result, the number of shares of Common Stock issuable upon conversion of the Series C Preferred Stock may increase or decrease from that set forth above.

The date of this prospectus supplement is May 2, 2002.